UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

ASUR Announces Total Passenger Traffic for January 2020

On a YoY basis, passenger traffic increased 6.2% in Mexico, 11.4% in Puerto Rico and 9.3% in Colombia

MEXICO CITY, Feb. 6, 2020 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for January 2020 increased 7.8% when compared to January 2019. Passenger traffic increased 6.2% in Mexico, 11.4% in Puerto Rico and 9.3% in Colombia.

This announcement reflects comparisons between January 1 through January 31, 2020 and 2019. As well as figures for 2020 and 2019. Transit and general aviation passengers are excluded for Mexico and Colombia.

Passenger Traffic Summary
		January		% Chg	Year to date		% Chg
		2019	2020		2019	2020
Mexico		2,881,277	3,060,553	6.2	2,881,277	3,060,553	6.2
Domestic Traffic		1,254,069	1,364,809	8.8	1,254,069	1,364,809	8.8
International Traffic		1,627,208	1,695,744	4.2	1,627,208	1,695,744	4.2
San Juan, Puerto Rico		796,878	888,012	11.4	796,878	888,012	11.4
Domestic Traffic		718,282	806,123	12.2	718,282	806,123	12.2
International Traffic		78,596	81,889	4.2	78,596	81,889	4.2
Colombia		1,010,533	1,104,574	9.3	1,010,533	1,104,574	9.3
Domestic Traffic		854,056	933,431	9.3	854,056	933,431	9.3
International Traffic		156,477	171,143	9.4	156,477	171,143	9.4
Total Traffic		4,688,688	5,053,139	7.8	4,688,688	5,053,139	7.8
Domestic Traffic		2,826,407	3,104,363	9.8	2,826,407	3,104,363	9.8
International Traffic		1,862,281	1,948,776	4.6	1,862,281	1,948,776	4.6

Mexico Passenger Traffic
	January		% Chg		Year to date		% Chg
	2019	2020			2019	2020
Domestic Traffic	1,254,069	1,364,809	8.8		1,254,069	1,364,809	8.8
CUN Cancun	674,760	704,340	4.4		674,760	704,340	4.4
CZM Cozumel	13,540	15,143	11.8		13,540	15,143	11.8
HUX Huatulco	59,817	59,468	(0.6)		59,817	59,468	(0.6)
MID Merida	192,368	224,585	16.7		192,368	224,585	16.7
MTT Minatitlan	11,426	11,243	(1.6)		11,426	11,243	(1.6)
OAX Oaxaca	71,796	101,316	41.1		71,796	101,316	41.1
TAP Tapachula	30,396	35,125	15.6		30,396	35,125	15.6
VER Veracruz	104,991	113,766	8.4		104,991	113,766	8.4
VSA Villahermosa	94,975	99,823	5.1		94,975	99,823	5.1
International Traffic	1,627,208	1,695,744	4.2		1,627,208	1,695,744	4.2
CUN Cancun	1,513,106	1,572,774	3.9		1,513,106	1,572,774	3.9
CZM Cozumel	41,636	43,294	4.0		41,636	43,294	4.0

HUX Huatulco	28,004	28,085	0.3	28,004	28,085	0.3
MID Merida	20,669	23,007	11.3	20,669	23,007	11.3
MTT Minatitlan	855	798	(6.7)	855	798	(6.7)
OAX Oaxaca	13,517	16,941	25.3	13,517	16,941	25.3
TAP Tapachula	1,630	1,570	(3.7)	1,630	1,570	(3.7)
VER Veracruz	6,055	6,912	14.2	6,055	6,912	14.2
VSA Villahermosa	1,736	2,363	36.1	1,736	2,363	36.1
Traffic Total Mexico	2,881,277	3,060,553	6.2	2,881,277	3,060,553	6.2
CUN Cancun	2,187,866	2,277,114	4.1	2,187,866	2,277,114	4.1
CZM Cozumel	55,176	58,437	5.9	55,176	58,437	5.9
HUX Huatulco	87,821	87,553	(0.3)	87,821	87,553	(0.3)
MID Merida	213,037	247,592	16.2	213,037	247,592	16.2
MTT Minatitlan	12,281	12,041	(2.0)	12,281	12,041	(2.0)
OAX Oaxaca	85,313	118,257	38.6	85,313	118,257	38.6
TAP Tapachula	32,026	36,695	14.6	32,026	36,695	14.6
VER Veracruz	111,046	120,678	8.7	111,046	120,678	8.7
VSA Villahermosa	96,711	102,186	5.7	96,711	102,186	5.7

Passenger Traffic, San Juan Airport (LMM)
	January		% Chg	Year to date		% Chg
	2019	2020		2019	2020
SJU Total	796,878	888,012	11.4	796,878	888,012	11.4
Domestic Traffic	718,282	806,123	12.2	718,282	806,123	12.2
International Traffic	78,596	81,889	4.2	78,596	81,889	4.2

Colombia Passenger Traffic Airplan
	January		% Chg	Year to date		% Chg
	2019	2020		2019	2020
Domestic Traffic	854,056	933,431	9.3	854,056	933,431	9.3
MDE Rionegro	619,373	669,179	8.0	619,373	669,179	8.0
EOH Medellin	89,058	96,033	7.8	89,058	96,033	7.8
MTR Monteria	89,449	109,461	22.4	89,449	109,461	22.4
APO Carepa	15,349	18,618	21.3	15,349	18,618	21.3
UIB Quibdo	31,146	34,342	10.3	31,146	34,342	10.3
CZU Corozal	9,681	5,798	(40.1)	9,681	5,798	(40.1)
International Traffic	156,477	171,143	9.4	156,477	171,143	9.4
MDE Rionegro	156,477	171,143	9.4	156,477	171,143	9.4
EOH Medellin	-	-		-	-
MTR Monteria	-	-		-	-
APO Carepa	-	-		-	-
UIB Quibdo	-	-		-	-
CZU Corozal	-	-		-	-
Traffic Total Colombia	1,010,533	1,104,574	9.3	1,010,533	1,104,574	9.3
MDE Rionegro	775,850	840,322	8.3	775,850	840,322	8.3

EOH Medellin	89,058	96,033	7.8	89,058	96,033	7.8
MTR Monteria	89,449	109,461	22.4	89,449	109,461	22.4
APO Carepa	15,349	18,618	21.3	15,349	18,618	21.3
UIB Quibdo	31,146	34,342	10.3	31,146	34,342	10.3
CZU Corozal	9,681	5,798	(40.1)	9,681	5,798	(40.1)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Contacts: ASUR, Lic. Adolfo Castro, +52-55-5284-0408, acastro@asur.com.mx, or InspIR Group, Susan Borinelli, +1-646-330-5907, susan@inspirgroup.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: February 6, 2020